UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Coughlin, Karen A.
   500 West Main Street
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 31, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President Division II
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common (1)                 |      |    | |                  |   |           |5,320              |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common (1)                 |      |    | |                  |   |           |500                |I     |By Daughter                |
-----------------------------------------------------------------------------------------------------------------------------------|
Common (1)                 |      |    | |                  |   |           |19,596.5           |I     |HRSP(6)                    |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (3)            |5.7980  |     |    | |           |   |9/1/8|9/1/9|Common (1)  |2,500  |       |2,500       |D  |            |
                      |        |     |    | |           |   |9    |8    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (3)            |5.7980  |     |    | |           |   |9/1/9|9/1/9|Common (1)  |2,500  |       |2,500       |D  |            |
                      |        |     |    | |           |   |0    |8    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (3)            |5.7980  |     |    | |           |   |9/1/9|9/1/9|Common (1)  |2,500  |       |2,500       |D  |            |
                      |        |     |    | |           |   |1    |8    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |6.8694  |     |    | |           |   |3/2/9|3/2/9|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |0    |9    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |6.8694  |     |    | |           |   |3/2/9|3/2/9|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |1    |9    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |6.8694  |     |    | |           |   |3/2/9|3/2/9|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |2    |9    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |11.0131 |     |    | |           |   |9/13/|9/13/|Common (1)  |2,000  |       |2,000       |D  |            |
                      |        |     |    | |           |   |91   |00   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |11.0131 |     |    | |           |   |9/13/|9/13/|Common (1)  |2,000  |       |2,000       |D  |            |
                      |        |     |    | |           |   |92   |00   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |11.0131 |     |    | |           |   |9/13/|9/13/|Common (1)  |2,000  |       |2,000       |D  |            |
                      |        |     |    | |           |   |93   |00   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |8.9098  |     |    | |           |   |11/18|11/18|Common (1)  |2,000  |       |2,000       |D  |            |
                      |        |     |    | |           |   |/92  |/01  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |8.9098  |     |    | |           |   |11/18|11/18|Common (1)  |2,000  |       |2,000       |D  |            |
                      |        |     |    | |           |   |/93  |/01  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |8.9098  |     |    | |           |   |11/18|11/18|Common (1)  |2,000  |       |2,000       |D  |            |
                      |        |     |    | |           |   |/94  |/01  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |6.5625  |     |    | |           |   |4/14/|4/14/|Common (1)  |62,500 |       |62,500      |D  |            |
                      |        |     |    | |           |   |95   |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |6.5625  |     |    | |           |   |4/14/|4/14/|Common (1)  |62,500 |       |62,500      |D  |            |
                      |        |     |    | |           |   |96   |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |6.5625  |     |    | |           |   |4/14/|4/14/|Common (1)  |62,500 |       |62,500      |D  |            |
                      |        |     |    | |           |   |97   |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |6.5625  |     |    | |           |   |4/14/|4/14/|Common (1)  |62,500 |       |62,500      |D  |            |
                      |        |     |    | |           |   |98   |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |23.0625 |     |    | |           |   |1/12/|1/12/|Common (1)  |30,000 |       |30,000      |D  |            |
                      |        |     |    | |           |   |96   |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |23.0625 |     |    | |           |   |1/12/|1/12/|Common (1)  |30,000 |       |30,000      |D  |            |
                      |        |     |    | |           |   |97   |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |23.0625 |     |    | |           |   |1/12/|1/12/|Common (1)  |30,000 |       |30,000      |D  |            |
                      |        |     |    | |           |   |98   |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (5)            |18.8125 |     |    | |           |   |1/9/9|1/9/0|Common (1)  |6,667  |       |6,667       |D  |            |
                      |        |     |    | |           |   |8    |7    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (5)            |18.8125 |     |    | |           |   |1/9/9|1/9/0|Common (1)  |6,667  |       |6,667       |D  |            |
                      |        |     |    | |           |   |9    |7    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (5)            |18.8125 |     |    | |           |   |1/9/0|1/9/0|Common (1)  |6,666  |       |6,666       |D  |            |
                      |        |     |    | |           |   |0    |7    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Phantom Stock Units (2|1-for-1 |(2)  |A   |V|5,859.5    |A  |(2)  |(2)  |Common (1)  |0      |       |0           |I  |SERP(2)     |
)                     |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on
February 14, 1996, pursuant ot the Company's Rights Agreement which entitles holders of the Company's
Common Stock in the event certain specified events occur, to acquire 1/100th of a share of Series A Participating
Preferred Stock at a price of $145 per fractional share.
(2) Distribution of stock and cash from SERP on 2/17/98, pursuant to retirement as President Division II effective
1/31/98, exempt pursuant to Rules 16a-2(b) and 16a-13.
(3)  Right to buy pursuant to the Company's 1981 Non-Qualified Stock Option
Plan.
(4)  Right to buy pursuant to the Company's 1989 Stock Option Plan for
Employees.
(5) Right to buy pursuant to the Company's 1996 Stock Incentive Plan for Employees.
(6) Shares held for my benefit as of February 28, 1998 under the Humana Retirement and Savings Plan ("HRSP"), exempt under Rule 16b-3. Due to my retirement from Humana, will no longer be subject to Section 16 reporting.